Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended September 30,
	2009	2010	2011	2012	2013
Earnings:
Earnings from continuing operations before income taxes	$2,450	2,879	3,631	3,115	3,196
Fixed charges	362	398	370	373	373
Earnings, as defined	$2,812	3,277	4,001	3,488	3,569

Fixed Charges:
Interest Expense	$244	280	246	241	234
One-third of all rents	118	118	124	132	139
Total fixed charges	$362	398	370	373	373

Ratio of Earnings to Fixed Charges	7.8X	8.2X	10.8X	9.4X	9.6X